UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported)	November 5, 2021

1ST CONSTITUTION BANCORP

(Exact Name of Registrant as Specified in Charter)

New Jersey	000-32891	22-3665653
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

2650 Route 130	P.O. Box 634	Cranbury	New Jersey	08512
(Address of Principal Executive Offices)				(Zip Code)

Registrant’s telephone number, including area code	609	655-4500

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, no par value	FCCY	NASDAQ Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

On November 5, 2021, Lakeland Bancorp, Inc. (“Lakeland”) (NASDAQ: LBAI), the parent company of Lakeland Bank, and 1st Constitution Bancorp (“1st Constitution”) (NASDAQ: FCCY), the parent company of 1st Constitution Bank, issued a joint press release announcing the receipt of regulatory approval from each of the Federal Deposit Insurance Corporation and the New Jersey Department of Banking and Insurance in connection with the proposed merger of 1st Constitution with and into Lakeland. A copy of the joint press release is attached as Exhibit 99.1 and is incorporated into this Item 8.01 by reference.

The closing of the proposed merger remains subject to the approval of or waiver by the Board of Governors of the Federal Reserve System, the approval of Lakeland’s shareholders at the special meeting of shareholders to be held on December 3, 2021, the approval of 1st Constitution’s shareholders at the special meeting of shareholders to be held on December 3, 2021, and certain other customary closing conditions.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Lakeland filed with the Securities and Exchange Commission (the “SEC”) a registration statement that included a joint proxy statement of Lakeland and 1st Constitution that also constitutes a prospectus of Lakeland. The definitive joint proxy statement/prospectus was mailed to the respective shareholders of Lakeland and 1st Constitution on or about October 20, 2021. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO SUCH DOCUMENTS, BECAUSE THESE MATERIALS CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the registration statement and other documents filed by Lakeland and 1st Constitution with the SEC at the SEC’s web site at www.sec.gov. These documents may be accessed and downloaded for free at Lakeland’s website at www.lakelandbank.com or by directing a request to Investor Relations, Lakeland Bancorp, Inc., 250 Oak Ridge Road, Oak Ridge, New Jersey 07438 (973-697-2000). 1st Constitution’s documents may be accessed and downloaded for free at 1st Constitution’s website at www.1stconstitution.com or by directing a request to Investor Relations, 1st Constitution Bancorp, 2650 Route 130 P.O. Box 634 Cranbury New Jersey 08512 (609-655-4500).

Participants in the Solicitation

Lakeland, 1st Constitution and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from 1st Constitution’s and Lakeland’s shareholders in respect of the proposed merger. Information regarding the directors and executive officers of Lakeland may be found in its definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on April 9, 2021 and can be obtained free of charge from Lakeland’s website. Information regarding the directors and executive officers of 1st Constitution may be found in its definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on April 22, 2021 and can be obtained free of charge from 1st Constitution’s website. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC, when available.

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Cautionary Statements Regarding Forward-Looking Information

This Current Report on Form 8-K (including Exhibit 99.1 hereto) contains forward-looking statements with respect to the proposed merger and the timing of consummation of the merger that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words “anticipates”, “projects”, “intends”, “estimates”, “expects”, “believes”, “plans”, “may”, “will”, “should”, “could” and other similar expressions are intended to identify such forward looking statements. These forward-looking statements are necessarily speculative and speak only as of the date made, and are subject to numerous assumptions, risks and uncertainties, all of which may change over time. Actual results could differ materially from such forward-looking statements. The following factors, among others, could cause actual results to differ materially and adversely from such forward-looking statements: failure to obtain Federal Reserve Board approval or waiver (and the risk that such approval may result in the imposition of conditions that could adversely affect the combined company); failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all or other delays in completing the transaction; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and the business, results of operations, and financial condition of Lakeland or 1st Constitution; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Lakeland or 1st Constitution; failure to realize anticipated efficiencies and synergies if the merger is consummated; material adverse changes in Lakeland’s or 1st Constitution’s operations or earnings; decline in the economy in Lakeland’s and 1st Constitution’s primary market areas; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the dilution caused by Lakeland’s issuance of additional shares of its capital stock in connection with the merger; and other factors that may affect the future results of Lakeland or 1st Constitution. Additional factors that could cause results to differ materially from those described above can be found in Lakeland’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequent Quarterly Reports on Form 10-Q, including in the respective Risk Factors sections of such reports, as well as in subsequent SEC filings, each of which is on file with the SEC and available in the “Investors Relations” section of Lakeland’s website, www.lakelandbank.com, under the heading “Documents” and in other documents Lakeland files with the SEC, and in 1st Constitution’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequent Quarterly Reports on Form 10-Q, including in the respective Risk Factors sections of such reports, as well as in subsequent SEC filings, each of which is on file with and available in the “Investor Relations” section of 1st Constitution’s website, www.1stconstitution.com, under the heading “SEC Filings” and in other documents 1st Constitution files with the SEC. Neither Lakeland nor 1st Constitution assumes any obligation for updating any such forward-looking statements at any time.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

Exhibit Number	Description

Exhibit 99.1	Joint Press Release of Lakeland Bancorp, Inc. and 1st Constitution Bancorp, dated November 5, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 5, 2021		1ST CONSTITUTION BANCORP

	By:	/s/ ROBERT F. MANGANO
	Name:	Robert F. Mangano
	Title:	President and Chief Executive Officer

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